UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CADBURY PLC
(Name of Subject Company)
CADBURY PLC
(Name of Person Filing Statement)
Ordinary Shares of 10p each
American Depositary Shares, each representing 4 Ordinary Shares, 10p per Ordinary Share
(Title of Class of Securities)
12721E102
(American Depositary Shares)
(CUSIP Number of Class of Securities)
Henry A. Udow
Chief Legal Officer & Group Secretary
Cadbury plc
Cadbury House, Sanderson Road, Uxbridge UB8 1DH
United Kingdom
01144 895 615000
Copy to:
Creighton O’M. Condon
Shearman & Sterling (London) LLP
Broadgate West
9 Appold Street
London EC2A 2AP
United Kingdom
01144 20 7655 5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
On Behalf of the Person Filing Statement)
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
ITEM 4. THE SOLICITATION OR RECOMMENDATION
ITEM 5.PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
ITEM 8. ADDITIONAL INFORMATION
ITEM 9. EXHIBITS
SIGNATURE
EXHIBIT INDEX
EX-99.A.1
EX-99.A.2
EX-99.A.3
EX-99.A.4
EX-99.A.5
EX-99.E.1
EX-99.E.2
EX-99.E.3
EX-99.E.4
EX-99.E.5
EX-99.E.6
EX-99.E.7

ITEM 1.	SUBJECT COMPANY INFORMATION.

The subject company is Cadbury plc. The information contained in “Higher Performance, Higher Value: Reject Kraft’s Offer—Appendix I: Additional information—2. Company details” and “Higher Performance, Higher Value: Reject Kraft’s Offer—Appendix I: Additional information—3. Share capital” of the Response to Kraft’s offer by the board of directors of Cadbury plc (the “Response”) attached as Exhibit (a)(1) is incorporated herein by reference.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

The filing person is the subject company, Cadbury plc. The information contained in “Higher Performance, Higher Value: Reject Kraft’s Offer—Appendix I: Additional information—2. Company details” of the Response attached as Exhibit (a)(1) is incorporated herein by reference.

The information contained in “Higher Performance, Higher Value: Reject Kraft’s Offer—Appendix I: Additional information—4. Background to the Offer—Overview” of the Response attached as Exhibit (a)(1) is incorporated herein by reference.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information contained in “Higher Performance, Higher Value: Reject Kraft’s Offer—Appendix I: Additional information—7. Service contracts and letters of appointment of the Directors—Executive Directors” and “Higher Performance, Higher Value: Reject Kraft’s Offer—Appendix I: Additional information—9. Past contacts, transactions, negotiations and agreements” of the Response attached as Exhibit (a)(1) is incorporated herein by reference.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

The information contained in “Higher Performance, Higher Value: Reject Kraft’s Offer”, “Higher Performance, Higher Value: Reject Kraft’s Offer—Appendix I: Additional information—4. Background to the Offer” and “Higher Performance, Higher Value: Reject Kraft’s Offer—Appendix I: Additional information—9. Past contacts, transactions, negotiations and agreements” of the Response attached as Exhibit (a)(1) is incorporated herein by reference.

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The information contained in “Higher Performance, Higher Value: Reject Kraft’s Offer—Appendix I: Additional information—12. Persons retained in relation to the Offer” of the Response attached as Exhibit (a)(1) is incorporated herein by reference.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information contained in “Higher Performance, Higher Value: Reject Kraft’s Offer—Appendix I: Additional information—6. Disclosure of interests and dealings—Definitions” and “Higher Performance, Higher Value: Reject Kraft’s Offer—Appendix I: Additional information—6. Disclosure of interests and dealings—Dealings in Cadbury relevant securities” of the Response attached as Exhibit (a)(1) is incorporated herein by reference.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The information contained in “Higher Performance, Higher Value: Reject Kraft’s Offer—Appendix I: Additional information—13. Plans or proposals relating to the Offer” of the Response attached as Exhibit (a)(1) is incorporated herein by reference.

ITEM 8.	ADDITIONAL INFORMATION.

The information contained in “Higher Performance, Higher Value: Reject Kraft’s Offer—Appendix I: Additional information—14. Additional information” of the Response attached as Exhibit (a)(1) is incorporated herein by reference.

The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

ITEM 9.	EXHIBITS.

The following exhibits are filed herewith:

Exhibit Number	Description

(a)(1)	Response to Kraft’s offer by the board of directors of Cadbury plc, dated December 14, 2009.

(a)(2)	Press release issued by Cadbury plc on December 14, 2009

(a)(3)	Presentation entitled “Cadbury: Higher Performance, Higher Value”, dated December 14, 2009 (the “Presentation”)

(a)(4)	Script read in connection with the Presentation, dated December 14, 2009

(a)(5)	Letter from Cadbury to Option and Award Holders, dated December 14, 2009

(e)(1)	Excerpts from the Company’s Annual Report on Form 20-F, filed with the SEC on March 31, 2009, for the fiscal year ended December 31, 2008

(e)(2)	Service Agreement, dated as of July 1, 2004, between Cadbury Schweppes Plc, CBI Holdings, Inc. and H. Todd Stitzer (the “Stitzer Employment Agreement”)

(e)(3)	Letter of Secondment, dated July 1, 2004, supplementing the Stitzer Employment Agreement

(e)(4)	Letter of Variation, dated March 30, 2007, amending the Stitzer Employment Agreement

(e)(5)	Letter of Variation, dated December 24, 2008, amending the Stitzer Employment Agreement

(e)(6)	Employment Appointment Letter, dated December 5, 2008, from Todd Stitzer to Andrew Bonfield

(e)(7)	Service Agreement, dated as of February 19, 2009, between Cadbury Holdings Limited and Andrew Bonfield

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Henry Udow
(Signature)

/s/ Henry Udow, Chief Legal Officer & Group Secretary
(Name and Title)

December 14, 2009
(Date)

EXHIBIT INDEX

ITEM 9.	EXHIBITS.

The following exhibits are filed herewith:

Exhibit Number	Description

(a)(1)	Response to Kraft’s offer by the board of directors of Cadbury plc, dated December 14, 2009.

(a)(2)	Press release issued by Cadbury plc on December 14, 2009

(a)(3)	Presentation entitled “Cadbury: Higher Performance, Higher Value”, dated December 14, 2009 (the “Presentation”)

(a)(4)	Script read in connection with the Presentation, dated December 14, 2009

(a)(5)	Letter from Cadbury to Option and Award Holders, dated December 14, 2009

(e)(1)	Excerpts from the Company’s Annual Report on Form 20-F, filed with the SEC on March 31, 2009, for the fiscal year ended December 31, 2008

(e)(2)	Service Agreement, dated as of July 1, 2004, between Cadbury Schweppes Plc, CBI Holdings, Inc. and H. Todd Stitzer (the “Stitzer Employment Agreement”)

(e)(3)	Letter of Secondment, dated July 1, 2004, supplementing the Stitzer Employment Agreement

(e)(4)	Letter of Variation, dated March 30, 2007, amending the Stitzer Employment Agreement

(e)(5)	Letter of Variation, dated December 24, 2008, amending the Stitzer Employment Agreement

(e)(6)	Employment Appointment Letter, dated December 5, 2008, from Todd Stitzer to Andrew Bonfield

(e)(7)	Service Agreement, dated as of February 19, 2009, between Cadbury Holdings Limited and Andrew Bonfield

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